UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPTIONABLE, INC.
(Name of Subject Company (Issuer))

MARK NORDLICHT
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, Ninth Floor
New York, New York 10017
Telephone: (212) 561-5559
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,530,831.86	$177.73

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 43,738,053 (the number of shares of common stock of the subject company not owned by the Purchaser (“Shares”) issued and outstanding as of May 12, 2011) and (y) $0.035 (the per Share offer price).  The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $177.73	Filing Party Mark Nordlicht
Form of Registration No. N/A	Date Filed June 13, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 13, 2011 by Mark Nordlicht in connection with his offer to purchase all of the shares of common stock, $0.0001 par value, of Optionable, Inc. upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2011.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Introduction and Items 1, 2, 3 and 17.	Introduction, Terms of the Offer; Acceptance of Payment and Payment for Shares; Procedures for Accepting the Offer and Tendering Shares; Miscellaneous

Items 1, 2, 3 and 17 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on July 15, 2011.  The Depositary has advised that, as of the expiration of the Offer, 1,586,686 Shares were validly tendered and not properly withdrawn.  All Shares that were validly tendered and not properly withdrawn have been accepted for purchase.

On July 19, 2011 the Purchaser issued a press release announcing the expiration and results of the Offer.  The full text of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12  Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 13, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on June 13, 2011.*

(a)(5)(A)	Press Release issued by Mark Nordlicht on June 13, 2011.*

(a)(5)(B)	Press Release issued by Mark Nordlicht on July 18, 2011

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
* Previously filed.

Item 13.  Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2011
/s/ Mark Nordlicht
Mark Nordlicht

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated June 13, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on June 13, 2011.*

(a)(5)(A)	Press Release issued by Mark Nordlicht on June 13, 2011.*

(a)(5)(B)	Press Release issued by Mark Nordlicht on July 18, 2011

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
*Previously filed.